May 15, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, NE

Washington, D.C. 20549

Re: RBB Bancorp

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 27, 2019

File No. 001-38149

Dear Sirs:

We received your letter dated May 1, 2019 regarding a specific disclosure on our Form 10-K for fiscal year ended December 31, 2018.  On page 91 we presented a ratio of adding credit discounts on loans purchased through acquisition to the allowance for loan losses to derive an allowance plus credit-discount to total loans ratio.

Per your request, we will remove this non-GAAP financial measure in future filings.

Please advise any questions or comments regarding this issue.

Thank you,

/s/ David R. Morris

David R. Morris

EVP and Chief Financial Officer